SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2005

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:  New director's details




Date: 18 October 2005

Number of reports in announcement: 1

DISCLOSURE DIRECTOR'S DETAILS - Nick Prettejohn

As required by Listing Rule 9.6.13, we confirm the following in connection with the appointment of Mr Prettejohn as an executive director of Prudential plc with effect from 1 January 2006, which was announced yesterday:

Directorships held in publicly quoted companies pursuant to Listing Rule 9.6.13
(1)

Current Directorships

None

Previous Directorships

Anglo and Overseas Trust Plc

There are no details to be disclosed that may otherwise have been required by Listing Rules 9.6.13(2)-(6)

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principle place of business is in the United States of America.

                              -ENDS-


Contact name for Enquiries

Sylvia Edwards

020 7548 3826

Company official responsible for making notification

Andrew Nash, Deputy Group Secretary

020 7548 3805


                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 18 October 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Andrew Nash


                                              Andrew Nash
                                              Deputy Group Secretary